Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

January 28, 2014

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Corp
Amendment No. 4 to Registration Statement on Form S-1
Filed January 24, 2014
File No. 333-193071

Dear Mr. Kluck:

On behalf of Ladder Capital Corp, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 27, 2014, to Marc Fox, Chief Financial Officer of the Company, with respect to the above-referenced Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects these revisions and clarifies and conforms certain other information.

Beijing    Chicago    Hong Kong    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

January 28, 2014

Unaudited Pro Forma Consolidated Financial Information, page 85

1.	Staff’s Comment: We note footnote (5) which represents an adjustment for restricted stock awards that will be granted in connection with this offering. We also note your disclosure starting on page 174 regarding new employment agreements that will become effective upon completion of this offering. Please tell us what consideration you gave to also discussing the continuing impact of these material new agreements on compensation expense in this footnote as well as disclosing your reason for not including any pro forma income statement adjustments related to the new arrangements. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised footnote (5) on page 92 of the Registration Statement to disclose that Ladder Capital Finance LLC entered into amended and restated employment agreements with members of management in January 2014 that will be effective only upon completion of this offering and which will supersede their existing employment agreements. Although there are certain specified performance hurdles that must be met, bonuses provided to management remain at the discretion of the Board. The combined salaries and bonuses amount awarded under the post-IPO employment agreements may be different than that under the agreements currently in place, however, the amount is not certain at this time and is therefore not included as an adjustment to the pro forma calculations. See “Executive Compensation—Employment Agreements.” The Company has also revised footnote (5) on page 92 of Amendment No. (5) to disclose the methodology used to calculate the compensation expense related the restricted stock award grants to be issued in connection with this offering.

Executive Compensation, page 171

Summary Compensation Table, page 172

2.	Staff’s Comment: We note your disclosure in footnote (1) that you have entered into employment agreements with your named executive officers. Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the employment agreements entered into with the Company’s named executive officers as exhibits to Amendment No. 5.

January 28, 2014

3.	Staff’s Comment: We note your disclosure in footnote (2) which indicates that bonuses with respect to 2013 are at the discretion of your board of directors and are not estimable at this time. However, we also note your disclosure that discretionary annual bonuses are typically determined and paid in late January/early February. Please update this disclosure to the extent the information becomes available.

Response: The Company acknowledges the Staff’s comment and confirms that the discretionary annual bonuses have not yet been determined or paid and confirms that it will update the disclosure accordingly if this information becomes available prior to the closing of the offering.

Employment Agreements, page 174

4.	Staff’s Comment: We note your disclosure that “certain gains and losses” will be excluded from income in determining cash bonuses. Please disclose the types of gains and losses that will be excluded. Additionally, we note that “certain specified performance goals” will need to be achieved in order for a named executive officer to receive a bonus. Please disclose these goals. Please refer to Item 402(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 175 to disclose the types of gains and losses that are excluded from income in determining cash bonuses. In addition, the Company has revised the Registration Statement on page 175 to provide additional disclosure regarding the performance goals that need to be achieved in order for a named executive officer to receive a bonus.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua Korff
Joshua Korff, P.C.

cc:	Mr. Marc Fox